TD Securities



TD Securities Automated Trading LLC

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

October 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68677

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___10/31/2022___

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___TD Securities Automated Trading LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___71 S. Wacker Drive, Suite 2940___
(No. and Street)

___Chicago___	___IL___	___60606___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Rosenthal	212-827-6840	richard.rosenthal@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Ernst & Young___
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Rosenthal _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ TD Securities Automated Trading LLC _____, as of _____ October 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

FINOP - Director Financial & Regulatory Reporting



Notary Public

ALEC WES ALIMAGNO
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01AL6410020
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 10/13/2024

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TD Securities Automated Trading LLC

Statement of Financial Condition

As of October 31, 2022

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of TD Securities Automated Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Securities Automated Trading LLC (the "Company") as of October 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

December 21, 2022

<h1 style="text-align:center">TD Securities Automated Trading LLC
Statement of Financial Condition
October 31, 2022</h1>

Assets		
Cash	$	-
Securities owned, at fair value		930,875,285
Receivable from clearing broker, net		697,049,629
Receivable from affiliates		887,350
Interest receivable		9,762,039
Other assets		104,781
Total assets	$	1,638,679,084
Liabilities and member's capital		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	667,521,053
Payable to affiliates		676,247
Accrued expenses		9,066,009
Total liabilities		677,263,309
Member's capital		961,415,775
Total liabilities and member's capital	$	1,638,679,084

See accompanying notes to statement of financial condition

1. Organization and Nature of Operations

TD Securities Automated Trading LLC, ("TDSAT" or the "Company"), formerly Headlands Tech Global Markets, LLC (HTGM") is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH" or "Member", or "Parent"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). TDGUS is the top-tier intermediate holding company ("IHC") mandated by Dodd Frank, and the Company is a subsidiary within the IHC corporate structure. The Company engages in fully automated electronic market-making in municipal, corporate, and agency securities and operates in one segment. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company conducts trading activity in municipal and corporate bonds, and as a result holds inventory in certain financial instruments. In order to mitigate the risk of future price fluctuations in these securities, the Company also sells short certain corporate and U.S. Government agency bonds. The Company records these securities at fair value with changes in the fair market value of the securities owned and securities sold, not yet purchased included on the statement of operations. The fair value of the securities is based on the last reported valuation as calculated by the clearing broker using independent pricing vendors.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the financial statement in accordance with ASC 740, *Income Taxes*. Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statement. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

2. Significant Accounting Policies (continued)

Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in the Statement of Income for the period in which the change was enacted. A deferred tax valuation allowance is established when in the judgment of management, it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

The Company changed its status from being a disregarded entity to be treated as a corporate entity for U.S. tax purposes as of January 1, 2022. This results in the Company doing separate tax accruals for its own financial statements for the 2022 fiscal year and forward.

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements*. The Company uses assumptions and the valuation techniques as described in the Fair Value Hierarchy below when estimating an instrument's fair value in accordance with the accounting standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.

Fair Value Hierarchy

ASC 820, *Fair Value Measurements and Disclosures,* establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active market.

2. Significant Accounting Policies (continued)

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

Receivable from Clearing Broker

The Company, pursuant to a customary agreement, conducts business with one clearing broker, Pershing, LLC, for its trading activities. Receivable from clearing broker includes trades pending settlement as well as cash and margin balances held at the clearing broker. The Company's margin balances are collateralized by the Company's securities and cash balances held at the clearing broker, subject to collateral maintenance requirements. The Company's activity with its clearing broker is subject to a master netting agreement. In the event the clearing broker is unable to fulfill obligations, the Company would be subject to credit risk. At October 31, 2022, the receivable from clearing broker, net, primarily relates to margin balances, cash collateral and unsettled trades.

Payables to Affiliates

Payables to affiliates consist primarily of amounts related to transfer pricing agreements and a technology licensing agreement See note 7 for additional information on related-party transactions.

Cash

The company does not maintain separate cash accounts as all funding requirements are satisfied by either an affiliate paying vendors under master service agreements (see Note 4 for Related-Party Transactions) or cash being wired from its account with its clearing broker, Pershing, LLC.

3. Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of October 31, 2022:

All other assets and liabilities of the Company are considered Level 2, and are carried at cost, which approximated fair value.   For the ten months ended October 31, 2022, the Company held no financial instruments classified within Level 1 or Level 3.

	Level 1		Level 2	Level 3		Total
Assets						
Securities owned:						
Municipal securities	$ -	$	696,743,121	$ -	$	696,743,121
Government securities	-		103,450,633	-		103,450,633
Corporate Securities	-		130,681,531	-		130,681,531
Total	$ -	$	930,875,285	$ -	$	930,875,285
Liabilities:						
Securities sold, not yet purchased:						
Corporate securities	$ -	$	546,280,422	$ -	$	546,280,422
Agency securities	-		120,889,790	-		120,889,790
Municipal securities	-		350,841	-		350,841
Total	$ -	$	667,521,053	$ -	$	667,521,053

4. Related-Party Transactions

Affiliates of the Company provided support services to the Company under Service Level Agreements ("SLA's") that define the services to be provided to/by those affiliates and the basis upon which the Company will reimburse them for expenses incurred in providing those services. These services cover a wide variety of operational and administrative functions, including Operations, Risk Management, Finance, Legal, Human Resources and other support functions.

The Company also pays a technology license fee to use the proprietary trading software that is owned by TDH and used by the Company for its trading activities.

5. General Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

6. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Company would incur if various financial instruments failed to perform pursuant to the terms of their obligations to the Company.

Bonds have exposure to certain degrees of risk, including interest rate risk, market risk, and the potential nonpayment of principal and interest, including default or bankruptcy of the issuer.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions at a reasonable price in times of low trading volume, high volatility or financial stress.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of a financial instrument.

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

6. Significant Risk Factors (continued)

Prepayment Risk

Certain bonds allow for prepayment of principal without penalty. Bonds subject to prepayment risk generally offer less potential for gains when interest rates decline and may offer a greater potential for loss when interest rates rise. In addition, with bonds, rising interest rates may cause prepayments to occur at a slower than expected rate, thereby effectively lengthening the maturity of the security and making the security more sensitive to interest rate changes. As a result, the timing and amount of revenue recognized relating to these securities may vary based upon actual maturity.

Political Risk

The Company is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's business.

Legal and Regulatory Risk

The financial services industry faces legal and regulatory risks. The Company is subject to claims and lawsuits brought against the Company in the ordinary course of business. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. Actions brought against the Company may result in settlements, awards, injunctions, fines, penalties and other results adverse to us.

7. Taxes

The Company, TDH, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDH based upon its proportionate share of the group's U.S. federal, state, and local tax liability. TDSAT was a disregarded entity and checked the box to be treated as a corporate entity for U.S. tax purposes as of January 1, 2022.

The Company currently has no deferred tax assets on its books. ASC 740-10 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statement. In addition, the guidance clarifies the measurement of uncertain tax positions and classification of interest and

7. Taxes (continued)

penalties and requires additional disclosures on tax reserves. At October 31, 2022, the Company had minimal unrecognized tax benefits.

The Company operates in the U.S. and other jurisdictions and the year 2021 remain subject to examination by tax authorities.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At October 31, 2022, the Company had net capital of $834.1 million and required net capital of $649,484. At October 31, 2021, the Company's percentage of aggregate indebtedness to net capital was 1.17%.   Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1or other regulatory bodies.

In addition, the Company has available a subordinated revolving line of credit for $250 million from TDH that can be drawn upon at any time to add additional regulatory capital. At October 31, 2022, zero was drawn from that line of credit.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At October 31, 2022, the Company was in compliance with all such requirements.

9. Subsequent Events

In November, 2022 the Company received a capital contribution from TDH of $300 million, increasing its equity and 15c3-1 net capital by a comparable amount.

No other subsequent events or transactions have occurred through the date the financial statement was available to be issued that would have materially affected the financial statement as presented herein.